January 16, 2009

Mail Stop 4561

*By U.S. Mail and facsimile to 603-863-9571*

Stephen R. Theroux
President and Chief Financial Officer
New Hampshire Thrift Bancshares, Inc.
9 Main Street, P.O. Box 9
Newport, New Hampshire 03773

**Re:** **New Hampshire Thrift Bancshares, Inc.**
**Form 10-K for Fiscal Year Ended December 31, 2007**
**Form 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008 and**
**September 30, 2008**
**File No. 0-17859**

Dear Mr. Theroux:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the period ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 5

Allowance and Provision for Loan Losses, page 15

1.      We refer to the fifth paragraph on page 15 that states most of the activity in the allowance accounts in both 2007 and 2006 were attributable to the fee for service overdraft privilege program.  Taking into consideration the increased level of the provision and charge-offs related to the loan portfolio during the nine-month period ended September 30, 2008, in future filings, please include in this section the following information:

    - Revise the table on page 17 that summarizes the five-year activity of the allowance for loan losses with a balance of $5.2 million as of December 31, 2007 to include only the changes in the allowance that are directly related to the credit risks inherent in the loan portfolio.

    - Provide a separate table that summarizes the yearly changes due to provisions, charge-offs and recoveries in the allowance for overdraft privilege losses program that had a balance of $21,000 in 2007.

    - Include in the notes to the financial statements a description of the accounting policies related to the fee for service overdraft privilege program that was introduced in July 2005 and provide a cross reference in this section to the footnote disclosure.

2.      We refer to the last paragraph on page 15 that state the increase in nonperforming loans from $754,000 in 2006 to $4.745 million in 2007 is largely due to one commercial real estate loan on nonaccrual status.  We also note that impaired loans were $3.8 million in 2007 as compared to $305,000 in 2006.  Please tell us and in future filings provide the following information:

    - Discuss if the commercial real estate loan responsible for the $3.7 million increase in nonperforming loans in 2007 is also the majority of the impaired loans balance in 2007.

    - Describe the nature and fair value of the underlying collateral related to the impaired commercial real estate loan, the basis for determining the fair value including the frequency of any appraisals, and the Company's SFAS 114 analysis for determining the amount of impairment.

- Refer in your response to the disclosure in Note 4, Loans Receivable on page 40 that the Company recorded an allocation of $45,000 of the allowance for loan losses related to impaired loans of $3.795 million.

Form 10-Q for the period ended March 31, 2008

Note D - Assets Measured at Fair Value on a Recurring Basis

3.  We refer to the table that summarizes the fair value of assets measured on a recurring basis using Level 1 inputs for available-for-sale securities under the adoption of SFAS 157.  In future filing please revise this section to include the following information regarding the adoption of SFAS 157:

- Describe the purpose of the fair value hierarchy under SFAS 157
- Summarize the various types of inputs used to develop the fair value measurements for each level of the fair value hierarchy; and
- Describe how an asset or liability is categorized within each level.

4.  Tell us the consideration you have given to including in the summary table the fair value of your equity investment of $3 million in Charter Holding Corp, described in Note 1 on page 32, the level in the fair value hierarchy in which it falls and the type of input used to develop the measurement.

5.  Provide a similar disclosure for capitalized mortgage servicing rights for $3.6 million as of December 31, 2007 as stated in Note 4 on page 40.  Assuming these assets will be classified as Level 3, please include the following disclosure in future filings:

- The reconciliation of the beginning and ending balance of the assets measured at fair value on a recurring basis using significant unobservable inputs as required by paragraph 32(c) of SFAS 157 using a table similar to that shown in paragraph A35 of SFAS 157.

- The total gains or losses for the period of the reconciliation broken down by gains included in earnings and the unrealized losses in other comprehensive income as required by paragraph 32.d of SFAS 157.

6.  With respect to impaired loans of $3.8 million as of December 31, 2008 please provide the disclosure required by paragraph 33 of SFAS 157 for assets and liabilities measured on a nonrecurring basis. Refer to paragraph A36 of SFAS 157 for suggested implementation disclosure.

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Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.

Sincerely,

John Nolan
Senior Assistant Chief Accountant